SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on September 9, 2010

1. Date, Time and Venue: On September 9, 2010, at 2 p.m., by conference call, as expressly authorized by Article 20, §2, of the Company’s Bylaws.

2. Call Notice and Attendance: Call notice waived, due to the attendance of the totality of the members of the Company’s Board of Director, therefore, the instatement and approval quora were verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The following resolutions were unanimously approved, without reservations, by all the directors in attendance:

4.1. Based on the amendments to the Company’s Bylaws approved on the Shareholders’ General Meeting held on May 6, 2010, register that the offices of Institutional Relations Officer, Construction Superintendent  Officer and Real Estate Development Superintendent Officer are respectively occupied by the following current officers of the Company, Messrs. (i) Odair Garcia Senra, Brazilian, married, civil engineer, bearer of the identity card RG No. 3.259.126 SSP/SP, enrolled with the CPF/MF under No. 380.915.938-72; (ii) Mário Rocha Neto, Brazilian, married, civil engineer, bearer of the identity card RG No. 5.637.585 SSP/SP, enrolled with the CPF/MF under No. 030.073.278-30; and (iii) Antonio Carlos Ferreira Rosa, Brazilian, married, civil engineer, bearer of the identity card RG No. 24.862.487-8 SSP/SP, enrolled with the CPF/MF under No. 118.060.988-30, elected at the Meeting of the Board of Directors held on December 14, 2009 for the term of office which shall expire on December 31, 2011.

4.2. To change the composition and the designation of the Company’s Finance, Ethics and Investment Committees, which will continue to be collegiate bodies for advice and guidance of the Board of Directors, elected by the Board of Directors, however, composed solely by members of the Board of Officers (statutory or otherwise), with the following new respective designations: Finance Executive Committee, Ethics Executive Committee and Investment Executive Committee.

4.3. In order to reflect the resolutions hereinabove approved, to amend the wording of the Internal Rules of the Company’s Committees, in the form attached to the present minutes as Annex I, which shall be named as follows: (i) Internal Rules of the Finance Executive Committee, (ii) Internal Rules of the Ethics Executive Committee; and (iii) Internal Rules of the Investment Executive Committee.

4.4. To reelect Messrs. (i) José Écio Pereira da Costa Júnior, Brazilian, married, business administrator and accountant, bearer of the identity card RG No. 4.762.308, issued by SSP/SP, and enrolled with the CPF/MF under No. 359.920.858-15, as Chairman of the Committee; (ii) Richard L. Huber, American, married, businessman, bearer of the identity card RNE No. W230612-E, enrolled with the CPF/MF under No. 020.363.638-49; and (iii)  Gerald Dinu Reiss, Brazilian, married, engineer, bearer of the identity card RG No. 3.175.254, issued by SSP/SP, and enrolled with the CPF/MF under No. 232.318.908-53, as members of the Audit Committee, for the term of office which shall expire on September 9, 2011.

4.5. To register the resignation of Messrs. Gary Robert Garrabrant and Mr. Thomas J. McDonald to their offices in the Company’s Compensation Committee, and to appoint as members of the said Committee, for the term of office to expire on the date of the Annual Shareholders’ Meeting to be held in 2012, (i) Messrs. Caio Racy Mattar, qualified above, as Coordinator; (ii) Richard L. Huber, qualified above; and (iii) José Écio Pereira da Costa Júnior, qualified above.

4.6. To register the resignation of Mr. Thomas J. McDonald and Mr. Richard L. Huber to their offices in the Company’s Nomination and Corporate Governance Committee, and appoint as members of the said Committee, for the term of office to expire on the date of  the Annual Shareholders’ Meeting to be held in 2012, Messrs. (i) Gerald Dinu Reiss, qualified above, as Coordinator; (ii) Caio Racy Mattar, qualified above; and (iii) José Écio Pereira da Costa Júnior, qualified above.

4.7. To reelect Messrs. (i) Wilson Amaral de Oliveira, Brazilian, married, business administrator, bearer of identity card RG No. 6.269.899 SSP/SP, enrolled with the CPF/MF under No. 527.350.108-30, as Coordinator; (ii) Alceu Duilio Calciolari, Brazilian, married, business administrator, bearer of identity card RG No. 12.207.071 SSP/SP, enrolled with the CPF/MF under No. 031.716.238-11; and (iii) Fernando Cesar Calamita, Brazilian, married, business administrator, bearer of the identity card RG No. 16.496.456 SSP/SP, enrolled with the CPF/MF under No. 092.621.778-01, as members of the Finance Executive Committee, for the term of office to expire on September 9, 2012.

4.8. To register the resignation of Mr. José Bráulio Ribeiro Negrão Batista to his position at the Company’s Ethics Executive Committee, and appoint as members of the said Committee, for the term of office to expire on September 9, 2012, Messrs. (i) Rodrigo Ferreira Coimbra Pádua, Brazilian, married, business administrator, bearer of the identity card RG No. 6.607.854 SSP/SP, enrolled with the CPF/MF under No. 955.129.696-68, as Coordinator; (ii) Mário Rocha Neto, qualified above; (iii) Fernando Cesar Calamita, qualified above; and (iv)Luciano de Camilo Masson, Brazilian, single, economist, bearer of identity card RG No. 28.384.443-7 SSP/SP, enrolled with the CPF/MF under No. 275.526.128-51.

4.9. To register the resignation of Messrs. Gary R. Garrabrant and Thomas J. McDonald to the positions they occupied at the Company’s Investment Executive Committee, and appoint as members of the said Committee, for the term of office to expire on September 9, 2012, Messrs. (i)  Wilson Amaral de Oliveira, qualified above, as Coordinator; (ii)

Alceu Duilio Calciolari, qualified above; and (iii) Antonio Carlos Ferreira Rosa, qualified above.

4.10. To determine the call of Extraordinary General Shareholders’ Meeting of the Company, to meet, on first call, on October 14, 2010, at 10 a.m., in order to deliberate about the agenda included in the minutes of the Call Notice, attached herein as Annex II, hereby approved by the members of the Board of Directors.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by those attending the meeting.

Signatures: Gary Robert Garrabrant (Chairman), Renata de Carvalho Fidale (Secretary). Directors: Gary Robert Garrabrant, Thomas Joseph Mcdonald, Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss, José Écio Pereira da Costa Júnior.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale

Secretary

ANNEX I – CHARTER OF THE COMMITTEES

CHARTER OF THE FINANCE EXECUTIVE COMMITTEE

ARTICLE I

FINANCE COMMITTEE

1.                  The Finance Committee (the “Committee”) is a collegiate body created to assist and provide information to the Board of Directors (the “Board”), in accordance with the terms of Section 14 of the Bylaws of Gafisa S.A. (the “Company”).

2.                  The Committee will adopt its resolutions by a majority vote of its members.  Considering that the Committee is an advisory body to the Board, the resolutions of the Committee constitute mere recommendations to the Board.  The recommendations of the Committee will be supported by an assessment of risks and, where applicable, by comments from the legal department of the Company.

ARTICLE II

MEMBERSHIP AND OPERATION OF THE FINANCE COMMITTEE

3. The Committee will not operate on an ongoing basis and will be comprised of (3) three members to be elected by the Board from among the officers of the Company (executive officers or not).  The term of office of the Committee members will be 2 (two) years provided, further, that no additional compensation will be payable for service as a Committee member.

3.1. There will be no hierarchy among the members of the Committee.

4. A majority of the Committee members will elect a Coordinator from among their number.

4.1. The Coordinator will have responsibility for oversight and organization of the operations of the Committee as well as for preparation, organization, recording and distribution of the agenda and minutes of the Committee meetings, and any information required in connection with the discussion of such agenda.

ARTICLE III

DUTIES AND RESPONSIBILITIES

5. The Committee will have the following duties and responsibilities, in addition to others that may be assigned by the Board:

(a)    to recommend to the Board the approval of financial agreements that are not inside the operational routine of the Company and required approval of the Board;

(b)   to elaborate policies related to: (i) financial investment of the Company; (ii) raising of financing through capital markets; and (iii) tendering of guaranties;

(c)    to monitor and report, as necessary, the (i) Policy of Corporative and Financial Risks, (ii) Policy of Guaranties and Credit Limits of the Company, and (iii) other policies described in item (a) above;

(d)   to monitor the start-up of the Annual Investments Plan, as approved by the Board;

(e)    to monitor and report the cash flow and Short and Long Term Debt Policy;

(f)    to monitor and report the debt structure and make suggestions of amendments as often as necessary; and

(g)   to review and assess the adequacy of this charter and recommend any proposed changes to the Board.

ARTICLE IV

MEETINGS

6. The Committee will hold its meetings as often as it necessary.  Meetings will be called by the Coordinator, by letter, e-mail, telegram or fax sent at least three days in advance, provided, however, that a meeting attended by all Committee members will be deemed to be duly constituted, irrespective of any notice.

7. Committee meetings may be held at the principal place of business of the Company or any other location, as previously agreed by the members.  Meetings via telephone conference or video conference will be permitted.

8. The remaining directors, executive officers, impendent auditors or advisors of the Company will attend a meeting of the Committee whenever so requested, but will have no voting rights at such meeting.

9. Any Committee meeting may be treated on a confidential basis, wholly or in part, where the Coordinator believes such treatment would be advisable considering the matters at hand, including with respect to the conclusions reached.

ARTICLE V

DUTIES AND PREROGATIVES OF THE COMMITTEE AND ITS MEMBERS

10. In the discharge of the duties and responsibilities of their offices, the members of the Committee will abide by the Company's Code of Ethics, and applicable rules and regulations.

11. The members of the Committee will have fiduciary obligations to the Company and may not disclose to third parties any documents or information regarding the Company's business.  The members of the Committee will hold in secrecy any material, inside or strategic information of the Company obtained by virtue of their offices and will ensure that no such information will be accessible to third parties.  The members of the

Committee may not use any such information to obtain any gains for himself or herself or for another person.

11.1. For the purpose of the foregoing provisions of this section, the following meanings will apply:

(a)                Material: any resolution adopted by a shareholders' meeting or the management of the Company or any other act or event in connection with the corporate business that may have significant effect on (a) the quoted prices for the securities of the Company; or (b) investors' decisions to trade such securities; or (c) investors' decisions to exercise any rights attaching to the securities of the Company;

(b)               Inside: any information imparted to a particular person or group before it is disclosed to the public; and

(c)                Strategic: any information that may provide the Company with a gain or competitive advantage over its competitors, or that needs to be kept secret due to its relevance.

ARTICLE VI

REPORT BY THE BOARD OF EXECUTIVE OFFICERS AND ANNUAL REVIEW

12. In advance of each meeting of the Committee, the Board of Executive Officers will make available to the Coordinator, for distribution to the Committee members, one or more reports on matters falling within the scope of authority of the Committee that are being reviewed by the Company, with a description of the strategies and actions proposed to be adopted and/or currently adopted by the Company with respect to such matters.

13. On an yearly basis, if so requested by the Board, the Board of Executive Officers will submit to the Committee a review of the results of the plans, projects and strategic investments fully carried out by the executive officers during the period in question, or still under way.

14. The conclusions of any such annual review requested by the Board and the comments and recommendations from the Committee in connection therewith will be submitted to the Board of Directors for review.

CHARTER OF THE ETHICS EXECUTIVE COMMITTEE

ARTICLE I

ETHICS COMMITTEE

1.The Ethics Committee (the “Committee”) is a collegiate body created to assist and provide information to the Board of Directors (the “Board”), in accordance with the terms of Section 14 of the Bylaws of Gafisa S.A. (the “Company”).

2. The Committee will adopt its resolutions by a majority vote of its members.  Considering that the Committee is an advisory body to the Board, the resolutions of the Committee constitute mere recommendations to the Board.  The recommendations of the Committee will be supported by an assessment of risks and, where applicable, by comments from the legal department of the Company.

ARTICLE II

MEMBERSHIP AND OPERATION OF THE ETHICS COMMITTEE

3. The Committee will not operate on an ongoing basis and will be comprised of at least (3) three members to be elected by the Board among officers of the Company (executive officers or not) allocated in the following areas: (i) Financial; (ii) Legal; (iii) People; (iv) Operations; and (v) Internal Auditor. The term of office of the Committee members will be 2 (two) years provided, further, that no additional compensation will be payable for service as a Committee member.

3.1. There will be no hierarchy among the members of the Committee.

4. A majority of the Committee members will elect a Coordinator among their number.

4.1. The Coordinator will have responsibility for oversight and organization of the operations of the Committee as well as for preparation, organization, recording and distribution of the agenda and minutes of the Committee meetings, and any information required in connection with the discussion of such agenda.

ARTICLE III

DUTIES AND RESPONSIBILITIES

5. The Committee will have the following duties and responsibilities, in addition to others that may be assigned by the Board:

(a)    to solve ethics conflicts that are not solved by the hierarchical chain or that are not included in this code or in its guidelines;

(b)   to guarantee confidentiality on received information;

(c)    to take actions related to the Code of Ethics violations;

(d)   to approve costs of air tickets and lodgings sponsored by suppliers for employees of the Company, for technical visits, workshops, conference, fairs, etc;

(e)    to approve the hiring of suppliers who maintain personal relationship with employee’s relatives of first degree: father, mother, brothers/sisters, son/daughters, spouses, cousins, nephews/nieces and uncles/aunts; and

(f)    to review and assess the adequacy of this charter and recommend any proposed changes to the Board.

6. The Committee also will be responsible to inform to the Internal Auditors of the Company and to the Audit Committee, all accusation received by the “Canal Confidencial”, as the actions the related to them.

ARTICLE IV

MEETINGS

7. The Committee will hold its meetings as often as it necessary or when request by the members of the Committee, to solve accusations, in accordance with the clause 5 above. Meetings will be called by letter, e-mail, telegram or fax sent at least three days in advance, provided, however, that a meeting attended by all Committee members will be deemed to be duly constituted, irrespective of any notice.

8. Committee meetings may be held at the principal place of business of the Company or any other location, as previously agreed by the members.  Meetings via telephone conference or video conference will be permitted.

9. The remaining Directors, Executive Officers, impendent auditors or advisors of the Company will attend a meeting of the Committee whenever so requested, but will have no voting rights at such meeting.

10. Any Committee meeting may be treated on a confidential basis, wholly or in part, where the Coordinator believes such treatment would be advisable considering the matters at hand, including with respect to the conclusions reached.

ARTICLE V

DUTIES AND PREROGATIVES OF THE COMMITTEE AND ITS MEMBERS

11. In the discharge of the duties and responsibilities of their offices, the members of the Committee will abide by the Company's Code of Ethics, and applicable rules and regulations.

12. The members of the Committee will have fiduciary obligations to the Company and may not disclose to third parties any documents or information regarding the Company's business.  The members of the Committee will hold in secrecy any material, inside or strategic information of the Company obtained by virtue of their offices and will ensure that no such information will be accessible to third parties.  The members of the Committee may not use any such information to obtain any gains for himself or herself or for another person.

12.1. For the purpose of the foregoing provisions of this section, the following meanings will apply:

(a)                Material: any resolution adopted by a shareholders' meeting or the management of the Company or any other act or event in connection with the corporate business that may have significant effect on (a) the quoted prices for the securities of the Company; or (b) investors' decisions to trade such securities; or (c) investors' decisions to exercise any rights attaching to the securities of the Company;

(b)               Inside: any information imparted to a particular person or group before it is disclosed to the public; and

(c)                Strategic: any information that may provide the Company with a gain or competitive advantage over its competitors, or that needs to be kept secret due to its relevance.

ARTICLE VI

REPORT BY THE BOARD OF OFFICERS AND ANNUAL REVIEW

13. In advance of each meeting of the Committee, the Board of Officers will make available to the Coordinator, for distribution to the Committee members, one or more reports on matters falling within the scope of authority of the Committee that are being reviewed by the Company, with a description of the strategies and actions proposed to be adopted and/or currently adopted by the Company with respect to such matters.

14. The conclusions of any such annual review requested by the Board and the comments and recommendations from the Committee in connection therewith will be submitted to the Board for review.

CHARTER OF THE INVESTMENT EXECUTIVE COMMITTEE

ARTICLE I

INVESTMENT COMMITTEE

1. The Investment Committee (the “Committee”) is a collegiate body created to assist and provide information to the Board of Directors (the “Board”), in accordance with the terms of Section 14 of the Bylaws of Gafisa S.A. (the “Company”).

2. The Committee will adopt its resolutions by a majority vote of its members.  Considering that the Committee is an advisory body to the Board, the resolutions of the Committee constitute mere recommendations to the Board. The recommendations of the Committee will be supported by an assessment of risks and, where applicable, by comments from the legal department of the Company.

ARTICLE II

MEMBERSHIP AND OPERATION OF THE INVESTMENT COMMITTEE

3. The Committee will not operate on an ongoing basis and will be comprised of three (3) members to be elected by the Board among the officers of the Company (executive officers or not). The term of office of the Committee members will be 2 (two) years, provided, further, that no additional compensation will be payable for service as a Committee member.

3.1. There will be no hierarchy among the members of the Committee.

4. A majority of the Committee members will elect a Coordinator among their number.

4.1. The Coordinator will have responsibility for oversight and organization of the operations of the Committee as well as for preparation, organization, recording and distribution of the agenda and minutes of the Committee meetings, and any information required in connection with the discussion of such agenda.

ARTICLE III

DUTIES AND RESPONSIBILITIES

5. The Committee will have the following duties and responsibilities, in addition to others that may be assigned by the Board:

(a)    to review, discuss and recommend any purchases of land and new real estate developments by the Company or any of the other companies controlled by it;

(b)   to submit to Board of Directors’ approval the purchases of land and new real estate developments (i) that the VGV of the commercial units represents at least 50% of the total VGV of the development; or (ii) having a cash exposure in excess of R$ 45 million or involving amounts in excess of 3% of the net asset value of the Company, whichever is greater;

(c)    to advice the executive officers on negotiation of new business transactions and structuring of deals;

(d)   to monitor start-up of new projects and related cash flows;

(e)    in special cases, to engage in negotiations and structuring of new types of business transactions; and

(f)    to review and assess the adequacy of this charter and recommend any proposed changes to the Board.

ARTICLE IV

MEETINGS

6. The Committee will hold its meetings according to a schedule made available at the beginning of each year to the members of the Committee. Meetings will be called by letter, e-mail, telegram or fax sent at least three days in advance, provided, however, that a meeting attended by all Committee members will be deemed to be duly constituted, irrespective of any notice.

7. Committee meetings may be held at the principal place of business of the Company or any other location, as previously agreed by the members. Meetings via telephone conference or video conference will be permitted.

8. The remaining directors, executive officers, impendent auditors or advisors of the Company will attend a meeting of the Committee whenever so requested, but will have no voting rights at such meeting.

9. Any Committee meeting may be treated on a confidential basis, wholly or in part, where the Coordinator believes such treatment would be advisable considering the matters at hand, including with respect to the conclusions reached.

ARTICLE V

DUTIES AND PREROGATIVES OF THE COMMITTEE AND ITS MEMBERS

10. In the discharge of the duties and responsibilities of their offices, the members of the Committee will abide by the Company's Code of Ethics, and applicable rules and regulations.

11. The members of the Committee will have fiduciary obligations to the Company and may not disclose to third parties any documents or information regarding the Company’s business. The members of the Committee will hold in secrecy any material, inside or strategic information of the Company obtained by virtue of their offices and will ensure that no such information will be accessible to third parties. The members of the Committee may not use any such information to obtain any gains for himself or herself or for another person.

11.1. For the purpose of the foregoing provisions of this section, the following meanings will apply:

(a)                Material: any resolution adopted by a shareholders’ meeting or the management of the Company or any other act or event in connection with the corporate business that may have significant effect on (a) the quoted prices for the securities of the Company; or (b) investors’ decisions to trade such securities; or (c) investors’ decisions to exercise any rights attaching to the securities of the Company;

(b)               Inside: any information imparted to a particular person or group before it is disclosed to the public; and

(c)                Strategic: any information that may provide the Company with a gain or competitive advantage over its competitors, or that needs to be kept secret due to its relevance.

ARTICLE VI

REPORT BY THE BOARD OF OFFICERS AND ANNUAL REVIEW

12. In advance of each meeting of the Committee, the Board of Officers will make available to the Coordinator, for distribution to the Committee members, one or more reports on matters falling within the scope of authority of the Committee that are being reviewed by the Company, with a description of the strategies and actions proposed to be adopted and/or currently adopted by the Company with respect to such matters.

13. On an yearly basis, if so requested by the Board, the Board of Officers will submit to the Committee a review of the results of the plans, projects and strategic investments fully carried out by the executive officers during the period in question, or still under way.

14. The conclusions of any such annual review requested by the Board and the comments and recommendations from the Committee in connection therewith will be submitted to the Board for review.

ANNEX II – CALL NOTICE MINUTES

GAFISA S.A.

Tax ID (CNPJ/MF) No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

CALL NOTICE

The shareholders of GAFISA S.A. (“Company”) are hereby invited to meet, on October 14, 2010, at 10 a.m., on first call, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, Brazil, at Avenida Nações Unidas, 8,501, 19th floor, in the Extraordinary General Shareholders’ Meetings, to be held together, to decide on the election of two new members to occupy vacant seats on the Board of Directors of the Company, in addition to the ones that are currently elected and about proposal to adjustment of the annual global remuneration of the Company, due to the increase of the number of Directors.

General Information:

-       The administration proposal is available to the Company’s shareholders in the Company’s headquarter, its Investors Relations website (www.gafisa.com.br/ri) as well as in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br), through the System of Periodical Information (IPE).

-       In order to facilitate the access of the shareholders to the Meeting, the shareholders are requested to deliver the following documents at the Company’s headquarters, to the attention of the Investor Relations Department until October 7, 2010: (i) statement or evidence of the ownership of shares issued by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros or by Itaú Corretora de Valores S.A., institution in charge for the services of book-entry shares of the Company; and (ii) to those to be represented by an attorney-in-fact, the power-of-attorney observing the applicable law (article 126 from Brazilian Law No. 6.404/76).

São Paulo, September 9, 2010

Gary Robert Garrabrant

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer